FORM 6-K/A
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2015

Commission File Number: 1-33659

COSAN LIMITED
(Translation of registrant’s name into English)

Av. Juscelino Kubitschek, 1327 – 4th floor
São Paulo, SP 04543-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

COSAN LIMITED

Item
1.	Notice of Annual General Meeting of Cosan Limited

We are amending our Report of Foreign Issuer on Form 6-K filed on March 31, 2015 to revise the Notice of Annual General Meeting of Cosan Limited as follows:

●	to change the time for the Annual General Meeting to 2:00 p.m. local time on April 30, 2015, rather than 1:00 p.m. local time on April 30, 2015; and

●
to amend Item No. 3 on the Agenda of the Annual General Meeting, to recommend the appointment KPMG Auditores Independentes, rather than PricewaterhouseCoopers Auditores Independentes, as our indepdendent auditors for the 2015 fiscal year.

Item 1

Notice of
Annual General Meeting of
Cosan Limited

COSAN LIMITED
Crawford House, 50 Cedar Avenue, Hamilton HM 11, Bermuda or
P.O. Box HM 2879, Hamilton HM LX Bermuda

ANNUAL GENERAL MEETING — April 30, 2015

April 7, 2015

To the Shareholders of Cosan Limited:

You are cordially invited to attend the annual general meeting (“Annual General Meeting”) of our company to be held at Avenida Presidente Juscelino Kubitchek, 1327, 4th floor, Sao Paulo, Brazil at 2:00 p.m. local time on April 30, 2015.

At the Annual General Meeting, we will be asking you to elect the slate of individuals who have been nominated to serve on our board of directors (“Board of Directors”). You may read about each of these individuals in the enclosed materials. We are pleased that each of these individuals has agreed to serve on our Board of Directors, and we hope that you will support each of them.

A report of the current affairs of Cosan Limited will be presented at the Annual General Meeting and Shareholders will have an opportunity for questions and comments.

You may complete, sign, and mail the enclosed form of proxy, whether or not you plan to physically attend the Annual General Meeting.  Proxies, with proof of authorization and share ownership, must be received not later than April 28, 2015 at Cosan Limited, Avenida Presidente Juscelino Kubitchek, 1327, 4th floor, Sao Paulo, Brazil, Attn: Investor Relations Department.

You may revoke your voted proxy at any time prior to the Annual General Meeting or vote in person if you attend.

Sincerely yours,

Rubens Ometto Silveira Mello
Chairman of the Board of Directors

COSAN LIMITED
Crawford House, 50 Cedar Avenue, Hamilton HM 11, Bermuda or
P.O. Box HM 2879, Hamilton HM LX Bermuda

NOTICE OF ANNUAL GENERAL MEETING
TO BE HELD ON APRIL 30, 2015

NOTICE IS HEREBY GIVEN that the annual general meeting of the members of Cosan Limited (the “Company”) will be held at Avenida Presidente Juscelino Kubitchek, 1327, 4th floor, Sao Paulo, Brazil on April 30, 2015 at 2:00 p.m. (local time) or as soon thereafter as is practicable for the purpose of transacting the following business:

A G E N D A

1.	To receive the auditors’ report and financial statements for the fiscal year started on January 1, 2014 and ended on December 31, 2014.

2.	To consider the election of Class II directors to hold office until the 2018 Annual General Meeting of Shareholders, or until their respective successors have been duly elected.

3.	To appoint auditors for the ensuing year and either determine their remuneration or refer such determination to the board of directors.

The Board of Directors has fixed the close of business on April 10, 2015 as the record date for the determination of Shareholders entitled to notice of, and to vote at, the Annual General Meeting.

All Shareholders are cordially invited to attend the Annual General Meeting.

BY ORDER OF THE BOARD

__________________________

OUR DIRECTORS

Directors

Name	Year of Birth	Positions
Rubens Ometto Silveira Mello	1950	Class III Director
Marcus Vinicios Pratini de Moraes	1939	Class II Director
Mailson Ferreira da Nóbrega	1942	Class I Director
Marcos Marinho Lutz	1969	Class II Director
Burkhard Otto Cordes	1975	Class II Director
Pedro Isamu Mizutani	1959	Class III Director
Hélio França Filho	1959	Class III Director
George E. Pataki	1945	Class I Director
Marcelo de Souza Scarcela Portela	1961	Class II Director
José Alexandre Scheinkman	1948	Class I Director
Marcelo Eduardo Martins	1966	Class III Director

Our bye-laws (“Bye-laws”) provide that our board of directors (“Board of Directors”) shall consist of between five and eleven directors. Our Board of Directors currently consist of eleven directors (each a “Director”).

Our Board of Directors is the decision-making body responsible for, among other things, determining policies and guidelines for our business. Our Board of Directors also supervises our executive officers and monitors their implementation of policies and guidelines established from time to time by our Board of Directors.

Our Board of Directors is divided into three classes (Class I, Class II and Class III and each a “Class”) that are, as nearly as possible, of equal size. Each Class of Directors is elected for a three-year term of office, and the terms are staggered so that the term of only one Class of Directors expires at each annual general meeting. Members of our Board of Directors are subject to removal at any time with or without cause at a general meeting of shareholders. Our Bye-laws do not include any citizenship or residency requirements for members of our Board of Directors.

Mailson Ferreira da Nóbrega, George E. Pataki and José Alexandre Scheinkman are each designated as a Class I Director; Marcus Vinicios Pratini de Moraes, Burkhard Otto Cordes, Marcos Marinho Lutz and Marcelo de Souza Scarcela Portela are each designated as a Class II Director; and Rubens Ometto Silveira Mello, Hélio França Filho, Marcelo Eduardo Martins and Pedro Isamu Mizutani are each designated as a Class III Director. There is no distinction in the voting or other powers and authorities of Directors of different classes; the classifications are solely for the purposes of the retirement by rotation provisions set out in Bye-Laws 23.4, 23.5 and 23.6.

Upon resignation or termination of office of any Director, if a new Director shall be appointed to the Board of Directors he or she shall be designated to fill the vacancy arising and shall, for the purposes of these Bye-laws, constitute a member of the class of Directors represented by the person that he or she replaces.

Class II Directors with terms expiring at the 2015 Annual General Meeting:

Name	Positions
Marcus Vinicios Pratini de Moraes	Class II Director
Marcos Marinho Lutz	Class II Director
Burkhard Otto Cordes	Class II Director
Marcelo de Souza Scarcela Portela	Class II Director

Marcus Vinicius Pratini de Moraes.  Mr. Pratini de Moraes has retired from the Board of Directors and will not stand for re-election at the 2015 Annual General Meeting.

Marcos Marinho Lutz.  Mr. Lutz is a member of our board of directors and our chief commercial officer. He has been Cosan S.A.’s chief executive officer since November 2009 and served as chief commercial officer since 2006. Mr. Lutz holds a naval engineering degree from Escola Politécnica of the University of São Paulo and a master’s degree in business administration from Kellogg Graduate School of Management, Northwestern University. From 2002 to 2006, Mr. Lutz was the executive director of infra-structure and energy at CSN (SID) and board member of MRS Logística, CFN Railways, and Itá Energética. Before that, Mr. Lutz was the chief operating officer at Ultracargo S.A., the logistics affiliate of the Ultra Group.

Burkhard Otto Cordes.  Mr. Cordes has been a member of our board of directors since 2008 and of Cosan S.A.’s board of directors since 2005. He graduated in business administration from Fundação Armando Álvares Penteado (1997) and he holds a master’s degree in finance from IBMEC-SP (2001). Mr. Cordes has worked in financial markets. He worked at Banco BBM S.A., a company owned by Grupo Mariani, where he worked at its commercial division focusing corporate and middle market segments. Before holding his current position, he had worked at IBM Brasil in its financial division. Mr. Cordes is Mr. Mello’s son-in-law.

Marcelo de Souza Scarcela Portela.  Mr. Portela is a member of our board of directors and is also Cosan S.A.’s legal vice president, and a member of the board of directors. He holds a law degree from Faculdade de Direito da Universidade de São Paulo (1983), and completed graduate studies in commercial law from Faculdade de Direito da Universidade de São Paulo (1988) and McGill University Law School (1990) in Montreal, Canada.

In addition, pursuant to a resolution by the Board of Directors passed on March 25, 2015 whereby the maximum number of Directors that may serve on the Board of Directors was increased from 11 to 21, at the 2015 Annual General Meeting, the Board of Directors will nominate Roberto de Rezende Barbosa and Dan Ioschpe for election as new Class II Directors. Biographical information for these individuals is set forth below:

Name	Positions
Roberto de Rezende Barbosa	Class II Director
Dan Ioschpe	Class II Director

Roberto de Rezende Barbosa. Mr. Barbosa has been a member of Cosan S.A. Indústria e Comércio’s board of directors since 2009. He worked as a trainee at Halles Bank and the Dacon dealership, assuming the family business in 1975. He was the chief executive officer of Grupo Nova América and is currently the chief executive officer and a board member at CTC – Centro de Tecnologia Canavieira, and a board member at SCA – Sociedade Corretora de Álcool, IEDI – Institute of Industrial Development Studies and UNICA – the Federation of Sugarcane Industries of São Paulo State.

Dan Ioschpe.  Mr. Ioschpe holds a degree from the Federal University of Rio Grande do Sul, with a postgraduate degree from the ESPM - SP and a master’s degree in business administration (MBA) from the Amos Tuck School of Dartmouth College. He joined Iochpe-Maxion in 1986, where he held several positions until June 1996, when he left to assume the presidency of AGCO in Brazil. He returned to Iochpe-Maxion in January 1998, assuming the presidency that same year, in which role he served until March 2014, when he assumed the position of chairman of the board of directors of Iochpe-Maxion.

PROPOSAL 1—ELECTION OF THE BOARD OF DIRECTORS

Our Bye-laws provide for a Board composed of three (3) Classes of equal size. Each Director will serve a three-year term. At the Annual General Meeting, our Shareholders will elect the Class II Directors, who will serve until the 2018 Annual General Meeting. Our incumbent Class I and Class III directors will serve until the 2017 and 2016 Annual General Meeting, respectively.

The Board of Directors will nominate Marcos Marinho Lutz, Burkhard Otto Cordes and Marcelo de Souza Scarcela Portela for re-election at the Annual General Meeting.

In addition, the Board of Directors will nominate Roberto de Rezende Barbosa and Dan Ioschpe for election as new Class II Directors.

If any nominee shall, prior to the Annual General Meeting, become unavailable for election as a director, the persons named in the accompanying proxy card will vote for such other Nominee, if any, at their discretion as may be recommended to the Board of Directors.

CLASS II NOMINEES

Marcos Marinho Lutz
Burkhard Otto Cordes
Marcelo de Souza Scarcela Portela
Roberto de Rezende Barbosa
Dan Ioschpe

The respective business experience, directorships and committee memberships for the nominees are set out in “Our Directors” above.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION OF THE SEVEN DIRECTORS NAMED ABOVE.

PROPOSAL 2 — THE AUDITORS’ PROPOSAL

As per the recommendation of the Audit Committee, the Board of Directors propose that the Shareholders appoint KPMG Auditores Independentes to serve as our independent auditors for the 2015 fiscal year until the 2016 Annual General Meeting. Shareholders at the Annual General Meeting will also be asked to vote to defer the determination of the auditors’ remuneration to the Board of Directors.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPOINTMENT OF KPMG AUDITORES INDEPENDENTES TO SERVE AS OUR INDEPENDENT AUDITORS FOR THE 2015 FISCAL YEAR UNTIL THE 2016 ANNUAL GENERAL MEETING.

ADDITIONAL INFORMATION

A copy of our Financial Statements for the fiscal year started on January 1, 2014 and ended on December 31, 2014, and the auditor’s report has been made available to all Shareholders on the company’s website. The Financial Statements will be formally presented at the Annual General Meeting, but no Shareholder action is required to be taken.

DETACH PROXY CARD HERE

PLEASE BE CERTAIN TO DATE AND SIGN THIS PROXY.

☒
Votes must be marked in the manner indicated above in black or blue ink.

Proxies, with proof of authorization and share ownership, must be received not later than April 28, 2015 at Cosan Limited, Avenida Presidente Juscelino Kubitchek, 1327, 4th floor, Sao Paulo, Brazil, Attn: Investor Relations Department.

(1) ELECTION OF DIRECTORS

FOR ☐	WITHHOLD AUTHORITY ☐	*EXCEPTIONS: FOR	☐
all nominees listed below	to vote for all nominees listed below	All nominees except those listed below

Nominees: Marcos Marinho Lutz, Burkhard Otto Cordes, Marcelo de Souza Scarcela Portela, Roberto de Rezende Barbosa and Dan Ioschpe

*EXCEPTIONS: ________________________________________________________

FOR	AGAINST	ABSTAIN
(2) To appoint the firm of KPMG Auditores Independentes,
independent auditors, to serve
as our independent auditors for the 2015 fiscal year until our 2016 Annual General Meeting, and to refer the determination of the auditors’ remuneration to the Board of Directors.
☐	☐	☐

To change mailing address, please mark this box.                                                                                     ÿ

S C A N  L I N E

Signature should correspond with the printed name appearing hereon. When signing in a fiduciary or representative capacity, give full title as such, or when more than one owner, each should sign.

Number of shares:

Shareholder Name:

Date Share Owner sign here	Co-Owner sign here

COSAN LIMITED
PROXY SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS
OF COSAN LIMITED

The undersigned hereby revoking all proxies granted, appoints                               and                          , and each of them, with full power of substitution, as proxy of the undersigned, to attend the Annual General Meeting of Shareholders of Cosan Limited on April 30, 2015 and any adjournments thereof, and to vote the number of shares the undersigned would be entitled to vote if personally present as designated on the reverse.

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED IN THE MANNER DIRECTED HEREIN. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR THE NOMINEES LISTED IN PROPOSAL 1 AND FOR PROPOSAL 2. WHETHER OR NOT DIRECTION IS MADE, THIS PROXY WILL BE VOTED AT THE DISCRETION OF THE PROXIES UPON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE ANNUAL GENERAL MEETING OF SHAREHOLDERS.

(Continued and to be dated and signed on the reverse.)

To include any comments, please mark this box.	☐

Address change

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COSAN LIMITED
Date:	April 7, 2015	By:	/s/ Marcelo Eduardo Martins
			Name:	Marcelo Eduardo Martins
			Title:	Chief Financial Officer and Investor Relations Officer